FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Relevant Event Call for the Extraordinary Shareholders Meeting to be held on November 3rd, 2021. Dividends Distribution Proposal

Buenos Aires, September 21, 2021

Securities and Exchange Commission

Relevant Event. Call for the Extraordinary Shareholders Meeting to be held on November 3rd, 2021. Dividends Distribution Proposal.

We address you, as Banco BBVA Argentina S.A. proxies, to inform you that the Board of Directors in his meeting held on the date hereof, has resolved:

1) To call for the Extraordinary Shareholders Meeting to be held on November 3rd, 2021, at 9 a.m.

In this regard, we inform that the Meeting shall be held virtually according to the provisions of Section 22 of the By-laws (after the amendment, registered and approved by the Meeting held on April 20th, 2021) and CNV General Resolution 830/2020 as applicable.

In this sense, we hereby inform that all the Shareholders shall have the same right and opportunity to participate in the Meeting as if it were held in person. The virtual Meeting shall be held through WebEx platform, video conferences and virtual meetings system provided by Cisco which enables (i) free access to the Meeting by all the participants (shareholders and/or their proxies, Directors, General Manager, members of the Supervisory Committee and their staff); (ii) the possibility of participation in it with voice and vote though the simultaneous transmission of sound, images and speeches during the holding of all the Meeting, guaranteeing the principle of equal treatment to all the participants; and (iii) the recording of the development of the Meeting in digital form and keeping of digital copy support.

The shareholders shall have to communicate their attendance to the Meeting by email addressed to investorelations-arg@bbva.com, Inés Lanusse, serving such sending as sufficient evidence for clearance, with at least three (3) business days in advance to the date of the meeting, i.e until October 28th, 2021 at 6 p.m. including it. Unless otherwise indicated, there shall be used the same email address from which each shareholder informed its attendance to inform the link of the video conference. In case of proxies, the corresponding enabling instrument, duly authenticated, shall be delivered to the Company at least five (5) business days in advance to the holding of the meeting.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

At the opening of the Meeting, each one of the participants shall evidence his or her identity and indicate the place of location. During the development of the session, the shareholders may participate with voice and issue their votes either in oral form or electronically (with audio and image). The shareholders that have been registered to the Meeting in the statutory time limit, shall be sent instructions so they may participate through the described system.

Members of the Company Supervisory Committee who participate in the Meeting shall control due compliance with the legal, ruling and statutory regulations.

2) To distribute as dividend in cash the amount of $ 6.500.000.000 Argentine Currency (Pesos), through the partial write-off of the voluntary reserve fund for future profit distributions, subject to the prior authorization of the Central Bank of the Argentine Republic.  This proposal will be considered in the above mentioned Shareholders Meeting.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	September 21st, 2021	By:	/s/ Ernesto Gallardo
			Name:	Ernesto Gallardo
			Title:	Chief Financial Officer